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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Foamex International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class Securities)

344123203

D. E. Shaw Laminar Portfolios, L.L.C.

Attn:  Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

Copies to:

Richard J. Cooper
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

February 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344123203		Page 1 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,722,156
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,722,156
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,722,156
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 24.4%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,487,004 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s Form 10-Q dated November 13, 2007).

CUSIP No. 344123203		Page 2 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,724,806
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,724,806
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,724,806
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 24.4%(1)
	14	Type of Reporting Person (See Instructions) IA, PN

(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,487,004 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s Form 10-Q dated November 13, 2007).

CUSIP No. 344123203		Page 3 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,722,156
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,722,156
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,722,156
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 24.4%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,487,004 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s Form 10-Q dated November 13, 2007).

CUSIP No. 344123203		Page 4 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 5,724,806
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,724,806
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,724,806
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 24.4%(1)
	14	Type of Reporting Person (See Instructions) IN

(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,487,004 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s Form 10-Q dated November 13, 2007).

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, Amendment No. 2 to Schedule 13D, dated as of October 13, 2006, Amendment No. 3 to Schedule 13D, dated as of November 30, 2006, Amendment No. 4 to Schedule 13D dated as of February 14, 2007, and Amendment No. 5 to Schedule 13D dated as of August 23, 2007 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

This Amendment No. 6 is being filed to report that, as further described below, on February 13, 2008, each of D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”) and certain other Significant Equityholders (as defined below) entered into Equity Commitment Letters with Foamex International Inc.  The Reporting Persons may be deemed to be members of a group with the other Significant Equityholders within the meaning of Rule 13d-5(b) with respect to their interests in equity securities of the Company.  However, the Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of Common Stock beneficially owned by the Reporting Persons.

According to the Company’s most recent quarterly report on Form 10-Q for the period ended September 30, 2007, filed on November 13, 2007 (the "10-Q"), the total number of outstanding Common Stock, as of November 6, 2007 was 23,487,004 shares.  As previously set forth in Schedules 13D and 13G filed separately by the Significant Equityholders, the aggregate number of shares of Common Stock beneficially owned by the Significant Equityholders is approximately 12,502,531 shares.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby supplemented as follows:

On February 13, 2008, each of Laminar, Goldman, Sachs & Co. (“Goldman Sachs”), and Sigma Capital Associates, LLC (“Sigma”, and collectively with Laminar and Goldman Sachs, the “Significant Equityholders”), being certain stockholders of Foamex International Inc. (the “Company”), issued Equity Commitment Letters (the “Equity Commitment Letters”) to the Company pursuant to which each of the Significant Equityholders have given a firm commitment to purchase, in cash, either (i) shares of Series D Preferred Stock of the Company (the “Series D Preferred Stock”), (ii) shares of Series E Preferred Stock of the Company (the “Series E Preferred Stock” and together with the Series D Preferred Stock, the “Securities”), or (iii) any combination of Series D Preferred Stock or Series E Preferred Stock, for an aggregate amount for all of the Significant Equityholders of up to $20 million.

Foamex L.P., a subsidiary of the Company (the “Borrower”), is a borrower under (1) the First Lien Term Credit Agreement, dated as of February 12, 2007, by and among the Borrower, the Company, as Parent Guarantor, Bank of America, N.A., as Administrative Agent and Collateral Agent (the “Administrative Agent”), and the lenders and other parties named therein (the “First Lien Credit Agreement”), (2) the Second Lien Term Credit Agreement, dated as of February 12, 2007, by and among the Borrower, the Company, the Administrative Agent and the lenders and other parties named therein (the “Second Lien Credit Agreement” and together with the First Lien Credit Agreement, the “Credit Agreements”), and (3) the Revolving Credit Agreement, dated as of February 12, 2007, by and among the Borrower, the Company and the other guarantors named thereto, the Administrative Agent and the lenders and other parties named thereto (the “Revolver”).

The aggregate amount committed by each of Laminar, Goldman Sachs and Sigma is up to approximately 52.23%, 27.94% and 19.83%, respectively, of the total amount estimated by the Company to be necessary to facilitate the Borrower’s ability pursuant to Section 8.02(b) of the Credit Agreements or Section 9.2(d) of the Revolver, as applicable, to comply with its financial covenants under Section 7.12 of the Credit Agreements or Section 7.25 of the Revolver, as applicable, with respect to the relevant fiscal quarter. The maximum amounts committed by each of Laminar, Goldman Sachs, and Sigma shall not exceed $10,445,353.00, $5,588,145.00 and $3,966,502.00, respectively (the “Maximum Obligations”).  The Borrower shall use any contribution from the Company from the proceeds from any issuance and sale of Securities under the Equity Commitment Letters only for the purpose of funding ordinary course expenditures, and not to prepay any debt (whether revolver, term or other).

The commitment of each of the Significant Equityholders under the Equity Commitment Letters is subject to the conditions that at the time a notice from the Company specifying the number of shares of Series D Preferred Stock and/or Series E Preferred Stock to be purchased is delivered by the Company to the Significant Equityholders thereunder, (1) the Borrower be in compliance with its obligation to deliver financial statements under Section 6.01(a) and (b) under the Credit Agreements and Section 5.1(a) and (b) of the Revolver and (2) there be no Event of Default (as defined in the Credit Agreements or the Revolver, as applicable) under the Credit Agreements or the Revolver that cannot be cured pursuant to Section 8.02(b) of the Credit Agreements or Section 9.2(d) of the Revolver with proceeds from the issuance of Securities pursuant to the Equity Commitment Letters.

As consideration for the option granted to the Company to require the Significant Equityholders to purchase the Securities pursuant to the Equity Commitment Letters, the Company agreed to pay each Significant Equityholder a premium in an amount equal to 5% of such Significant Equityholder’s Maximum Obligation, payable in shares of common stock of the Company to be issued to the Significant Equityholders at the time of the earliest of (i) the first issuance of Securities under such Significant Equityholder’s Equity Commitment Letter, (ii) the consummation of a rights offering by the Company meeting certain conditions, and (iii) the termination of such Significant Equityholder’s Equity Commitment Letter. The number of shares of common stock of the Company to be issued shall be calculated based upon the average trading price of the common stock of Holdings for the thirty-trading day period ending on the fifth trading day immediately preceding the earliest to occur of (i), (ii) or (iii) above.

Each of the Equity Commitment Letters shall automatically terminate upon the earliest of (a) 11:59 p.m. on May 20, 2009, (b) 11:59 p.m. on the day that is ten days after the date on which the financial statements of the Borrower as of, and for the fiscal quarter ended March 29, 2009, are required to be delivered to the administrative agent pursuant to the Credit Agreements, (c) the date on which the applicable Significant Equityholder has purchased its Maximum Obligation of Securities under its Equity Commitment Letter, and (d) the date on which a rights offering by the Company meeting certain conditions is consummated.

The foregoing summary of the Equity Commitment Letters is qualified in its entirety by reference to the Equity Commitment Letters, which is filed as an exhibit hereto.

Series D Preferred Stock

The Series D Preferred Stock will not be listed on any national securities exchange. Set forth below is a description of the material terms of the Series D Preferred Stock.

Voting Rights:  Holders of shares of the Series D Preferred Stock do not have voting rights, except that actions that adversely affect or otherwise alter or change any of the rights of the Series D Preferred Stock in any respect or that otherwise would be inconsistent with the Certificate of Designations for the Series D Preferred Stock (the “Series D Certificate of Designations”) require the affirmative vote or consent of 80% of the shares of Series D Preferred Stock outstanding, voting or consenting as a separate class, with each holder being entitled to one vote per share.

Dividends:  Holders of the shares of Series D Preferred Stock are entitled to receive, in respect of each share of Series D Preferred Stock, dividends which will accrue monthly at a rate equal to 4.5% per annum, compounding monthly. Dividends on the Series D Preferred Stock will be cumulative and accrued daily from the date of issuance and will be payable by increases in the liquidation preference.

Conversion of the Series D Preferred Stock: The Series D Preferred Stock is convertible into common stock as follows:

Conversion at the option of the holders.  The holders of Series D Preferred Stock may convert their shares into shares of the Company’s common stock at any time prior to the one-year anniversary of the first date on which shares of the Series D Preferred Stock are issued pursuant to the Series D Certificate of Designations (the “Anniversary Date”) at the conversion prices described therein.

Conversion at the Company’s option.  The Company may convert, at the conversion prices described in the Series D Certificate of Designations, the shares of Series D Preferred Stock into shares of the Company’s common stock on either (1) the tenth business day following the consummation of a rights offering by the Company within 90 days of the first date on which shares of Series D Preferred Stock are issued or (2) the Anniversary Date, if no rights offering is consummated prior to the 90th day following the first date on which shares of Series D Preferred Stock are issued.

Rights offering credit.  In connection with a rights offering by the Company meeting certain conditions, each holder of Series D Preferred Stock may elect, at its option, either (1) to credit the liquidation preference for the Series D Preferred Stock toward any financial commitment such holder may have in respect of common stock not acquired pursuant to the rights offering, (2) to separately satisfy such commitment and to have such conversion result in the issuance of shares of the Company’s common stock in addition to those acquired in the rights offering, or (3) to elect a combination of (1) and (2).

However, in the case of Sigma, (A) the shares of the Series D Preferred Stock shall not be convertible by Sigma or the Company to the extent (but only to the extent) that, if converted, Sigma, together with its affiliates, would beneficially own in excess of 9.9% (the “Applicable Percentage”) of the outstanding shares of the common stock of the Company, and (B) at no point in time will the shares of Series D Preferred Stock be converted into any number of shares of common stock of the Company that would (i) result in the total beneficial ownership by Sigma, together with its affiliates, upon such conversion, to be in excess of the Applicable Percentage of the total outstanding shares of common stock of the Company or (ii) result in the total beneficial ownership by Sigma, together with its affiliates, upon such conversion, to be in excess of the Applicable Percentage of the total outstanding amount of any equity security of the Company.

Splits and recapitalization:  Appropriate adjustments shall be made to the conversion rights of the Series D Preferred Stock for stock splits, recapitalization and similar events.

The foregoing summary of the Series D Preferred Stock is qualified in its entirety by reference to the Series D Certificate of Designations, which is filed as an exhibit hereto.

Series E Preferred Stock

The Series E Preferred Stock will not be listed on any national securities exchange. Set forth below is a description of the material terms of the Series E Preferred Stock.

Voting Rights:  Holders of shares of the Series E Preferred Stock do not have voting rights, except that actions that adversely affect or otherwise alter or change any of the rights of the Series E Preferred Stock in any respect or that otherwise would be inconsistent with the Certificate of Designations for the Series E Preferred Stock (the “Series E Certificate of Designations”) require the affirmative vote or consent of 80% of the shares of Series E Preferred Stock outstanding, voting or consenting as a separate class, with each holder being entitled to one vote per share.

Dividends: Holders of the shares of Series E Preferred Stock are entitled to receive, in respect of each share of Series E Preferred Stock, dividends which will accrue monthly at a rate equal to 9.0% per annum, compounding monthly.  Dividends on the Series E Preferred Stock will be cumulative and accrued daily from the date of issuance and will be payable by increases in the liquidation preference.

Redemption of the Series E Preferred Stock: The Series E Preferred Stock is redeemable as follows:

Redemption at the option of the holders: At any time beginning on the date that is six months and one day from the Maturity Date (as defined in the Credit Agreements) and the Stated Termination Date (as defined in the Revolver), each holder of shares of Series E Preferred Stock may require the Company to repurchase for cash, at a price per share equal to the accrued liquidation preference (as defined in the Series E Certificate of Designations) on the repurchase date, all or a portion of the such holder’s shares of Series E Preferred Stock. However, the Company is not required to repurchase shares of Series E Preferred Stock if prohibited by the Credit Agreements and the Revolver.

Redemption at the option of the Company: The Series E Certificate of Designations permits the Company to redeem the Series E Preferred Stock, in whole or in part, by paying cash per share equal to the accrued liquidation preference (as defined in the Series E Certificate of Designations).

Rights offering credit:  In connection with a rights offering by the Company meeting certain conditions, each holder of Series E Preferred Stock may elect, at its option, to credit the accrued liquidation preference (as defined in the Series E Certificate of Designations) of such holder’s Series E Preferred Stock, in whole or in part, toward any financial commitment such holder may have in respect of such rights offering.

The foregoing summary of the Series E Preferred Stock is qualified in its entirety by reference to the Series E Certificate of Designations, which is filed as an exhibit hereto.

Item 7.	Material to be filed as Exhibits

Exhibit 1 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 3           Equity Commitment Letter between D. E. Shaw Laminar Portfolios, L.L.C. and Foamex International Inc., including forms of the Certificates of Designation for the Series D Preferred Stock and the Series E Preferred Stock

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Anne Dinning, Rochelle Elias, Julius Gaudio, John Liftin, Louis Salkind, Stuart Steckler, Maximilian Stone and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated: February 20, 2008

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C.,
as managing member

By: /s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

DAVID E. SHAW
By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Attorney-in-Fact for David E. Shaw